UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of June, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company
SPIRENT PLC

2. Name of shareholder having a major interest
FMR CORP. AND FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
COMPANIES NAMED IN BOX 2 ABOVE AND THEIR DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
CHASE NOMINEES LIMITED (FMRCO)     2,123,000

STATE STREET NOMINEES LIMITED (FMRCO)     100,600

STATE STREET BANK & TRUST COMPANY (FMRCO)     3,605,800

STATE STREET BANK & TRUST (FMTC)     804,100

STATE STREET NOMINEES LTD (FMTC)     131,400

BROWN BROTHERS HARRIMAN (FMTC)     86,200

MSCO (FMTC)     500,000

CHASE MANHATTAN BANK LONDON (FISL)     7,111,079

HSBC (FPM)     619,700

CHASE NOMINEES LTD (FPM)     7,032,896

NORTHERN TRUST (FPM)     2,040,200

CHASE MANHATTAN BANK LONDON (FIL)     1,578,828

BANK OF NEW YORK BRUSSELS (FIL)     1,895,600

NORTHERN TRUST (FIL)     6,377,200

CHASE NOMINEES LTD (FIL)     10,286,340

BANK OF NEW YORK LONDON (FIL)     1,683,800

NORTRUST NOMINEES LTD (FIL)     3,107,200

STATE STREET BANK & TRUST (FIL)     296,400

HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED (FIL)     31,355,800

JP MORGAN (FIL)     411,000

DEUTCHE BANK (FIL)     413,700

MELLON NOMINEES LTD (FIL)     423,200

5. Number of shares / amount of stock acquired
-



6. Percentage of issued class
-

7. Number of shares / amount of stock disposed
10,295,397

8. Percentage of issued class
1.09%

9. Class of security
ORDINARY SHARES OF 3.3333 PENCE EACH

10. Date of transaction
NOT NOTIFIED

11. Date company informed
06 JUNE 2003

12. Total holding following this notification
81,984,043

13. Total percentage holding of issued class following this notification
8.69%

14. Any additional information
-

15. Name of contact and telephone number for queries
LUKE THOMAS - 01293 767658

16. Name and signature of authorised company official responsible for making this notification
LUKE THOMAS - DEPUTY COMPANY SECRETARY

Date of notification
06 JUNE 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___6 June, 2003_____                By   ____/s/ Luke Thomas____

                                                    (Signature)*